Duval & Stachenfeld LLP
300 East 42nd Street, Third Floor
New York, New York 10017
Tel. (212) 883-1700

June 9, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Clacendix, Inc.
Preliminary Information Statement
(File No. 000-13117), filed May 21, 2009

Ladies and gentlemen:

On behalf of Clacendix, Inc. a Delaware corporation, and in response to the comment received from the staff of the U.S. Securities and Exchange Commission by letter, dated May 29, 2009, we hereby submit in electronic format for filing with the Commission, one complete copy of the Definitive Information Statement pursuant to Section 14(C) of the Exchange Act, File No. 000-13117 (the “Definitive Statement”), including one complete copy of the exhibit listed in the Definitive Statement as filed therewith.

In response to the Comment No. 1 of the Commission’s May 29, 2009 letter, the disclosure in Proposal 2 of the Definitive Statement has been supplemented and expanded with respect to the issuances made under the 2009 Incentive Compensation Plan in accordance with Item 10 of Schedule 14A.

In addition, the record date, stockholder consent date and Security Ownership of Certain Beneficial Owners and Management disclosure has been updated in the Definitive Statement to June 4, 2009 and the disclosure in the section entitled Section 16(a) Beneficial Ownership Reporting Compliance has been corrected.

Clacendix, Inc. acknowledges to the Commission that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
June 9, 2009

Should any member of the Commission’s staff have any questions concerning, or desire any further information or clarification in respect of, the Definitive Statement, please do not hesitate to contact me (212-692-5520).

Very truly yours,

/s/ Constantine S. Potamianos

Constantine S. Potamianos

cc:	Mr. John L. Krug, Esq.
Senior Counsel, Division of Corporation Finance